Filed by California Amplifier, Inc.
           Pursuant to Rule 425 under the Securities Act of 1933
                    Subject Company: Vytek Corporation


                  Registrant Commission File No. 0-12182


Following is a press release dated March 10, 2004 announcing the date of a live audio webcast of management's discussion of the pending acquisition of Vytek Corporation, as disclosed in the Registrant's Current Report on Form 8-K filed on March 11, 2004.


FOR IMMEDIATE RELEASE:

           California Amplifier to Webcast Management Discussion of
                   Vytek Corporation Pending Acquisition


OXNARD, CA, March 10, 2004 - California Amplifier, Inc. (Nasdaq: CAMP) announced today that it will provide a live audio webcast of management's discussion of the pending acquisition of Vytek Corporation on Thursday, March 18, 2004 at 1:30 p.m., Pacific Time.

The conference call can be accessed on either the Company's web site, www.calamp.com, or on the web site www.prnewswire.com under the Multimedia News section and will be accompanied by California Amplifier's slide presentation. Both links require listeners to install either RealPlayer or Windows Media Player to access the event. A replay of the audio broadcast will be available for 14 days after completion of the call.

As previously announced, the Company will hold a special meeting on April 8, 2004 at 10:00 a.m. for stockholders of record as of the close of business on March 8, 2004. At the meeting, California Amplifier shareholders will be asked to vote to approve the issuance of approximately 8.3 million shares of California Amplifier common stock to the holders of Vytek Corporation's common stock, preferred stock, warrants and options, in connection with California Amplifier's acquisition of Vytek.


About California Amplifier, Inc.

California Amplifier designs, manufactures and markets a broad line of integrated microwave equipment used primarily in conjunction with satellite television and terrestrial broadband wireless and video applications. The Company's Satellite business unit designs and markets outdoor reception equipment for the U.S. Direct Broadcast Satellite (DBS) television market as well as a full line of consumer and commercial products for video and data reception. The Wireless Access business unit designs and markets integrated reception and two-way transmission fixed wireless equipment for broadband data and video applications. California Amplifier is an ISO 9001 certified company. For additional information, visit California Amplifier's web site at www.calamp.com.

For more information, contact:
       Crocker Coulson                    Rick Vitelle
       Partner                            Chief Financial Officer
       CCG Investor Relations             California Amplifier, Inc.
       (818) 789-0100                     (805) 987-9000, extension 8344
       crocker.coulson@ccgir.com


Additional Information About the Proposed Acquisition of Vytek Corporation and Where to Find It:

On February 13, 2004, California Amplifier filed with the Securities and Exchange Commission a preliminary registration statement on Form S-4 to register the offer and sale of shares of its common stock in connection with the proposed merger under the Securities Act of 1933, as amended. The preliminary registration statement contains a preliminary proxy statement and other important information and stockholders of Vytek Corporation should carefully read the registration statement and any amendments or supplements thereto before making a decision with respect to the proposed merger. A definitive proxy statement will be sent to stockholders of California Amplifier seeking their approval of the issuance of shares of its common stock in connection with the proposed merger. The proxy statement will contain important information and stockholders of California Amplifier should carefully read the proxy statement before making a decision with respect to the issuance of shares in the proposed merger. The officers and directors of California Amplifier may be deemed to be participants in connection with this solicitation of proxies. Copies of the registration statement and the proxy statement when filed may be obtained without charge at the SEC's website at www.sec.gov.


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